Exhibit (d)(2)

SCHEDULE A

Fund	Advisory Fee Rate

iShares AAA CLO Active ETF	0.20%

iShares Flexible Income Active ETF	0.50%

iShares High Yield Muni Income Active ETF	0.45%

iShares Intermediate Muni Income Active ETF	0.40%

iShares Short-Term California Muni Active ETF	0.25%

iShares Large Cap Deep Buffer ETF	0.50%

iShares Large Cap Moderate Buffer ETF	0.50%

iShares Total Return Active ETF	First $1 billion 0.40% $1 billion - $3 billion 0 38% $3 billion - $5 billion 0.36% $5 billion - $10 billion 0.35% Greater than $10 billion 0.34%

iShares High Yield Active ETF	First $5 billion 0.45% $5 billion - $10 billion 0.44% Greater than $10 billion 0.42%

iShares High Yield Muni Active ETF	0.39%

Amended October 20, 2024